UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

L&F Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G53702109

(CUSIP Number)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G53702109		13G	Page 2 of 9 pages

1	Name of Reporting Persons Corbin Opportunity Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 990,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 990,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 990,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 6.6%

12	Type of Reporting Person PN

CUSIP No. G53702109		13G	Page 3 of 9 pages

1	Name of Reporting Persons Corbin ERISA Opportunity Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 495,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 495,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.3%

12	Type of Reporting Person CO

CUSIP No. G53702109		13G	Page 4 of 9 pages

1	Name of Reporting Persons Corbin Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,485,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,485,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 9.9%

12	Type of Reporting Person PN

CUSIP No. G53702109		13G	Page 5 of 9 pages

1	Name of Reporting Persons Corbin Capital Partners Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,485,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,485,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 9.9%

12	Type of Reporting Person OO

SCHEDULE 13G

Item 1(a)	Name of Issuer.

L&F Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

150 North Riverside Plaza, Suite 5200
Chicago, Illinois 60606

Item 2(a)	Name of Person Filing.

Corbin Opportunity Fund, L.P.
Corbin ERISA Opportunity Fund, Ltd.
Corbin Capital Partners, L.P.
Corbin Capital Partners Group, LLC

Item 2(b)	Address of Principal Business Office.

The address of each of the below entities is:

Corbin Opportunity Fund, L.P.
Corbin ERISA Opportunity Fund, Ltd.
Corbin Capital Partners, L.P.
Corbin Capital Partners Group, LLC

590 Madison Avenue, 31st Floor
New York, New York 10022

Item 2(c)	Citizenship.

Corbin Opportunity Fund, L.P.  - Delaware
Corbin ERISA Opportunity Fund, Ltd.  – Cayman Islands
Corbin Capital Partners, L.P. - Delaware
Corbin Capital Partners Group, LLC - Delaware

Item 2(d)	Title of Class of Securities.

Class A Ordinary Shares, par value $0.0001 per share. (“Class A Ordinary Shares”)

Item 2(e)	CUSIP Number.

G53702109

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership.

(a)	Amount beneficially owned:

Corbin Opportunity Fund, L.P. – 990,000
Corbin ERISA Opportunity Fund, Ltd. – 495,000
Corbin Capital Partners, L.P. – 1,485,000
Corbin Capital Partners Group, LLC – 1,485,000

(b)	Percent of class:

Corbin Opportunity Fund, L.P. – 6.6%
Corbin ERISA Opportunity Fund, Ltd. – 3.3%
Corbin Capital Partners, L.P. – 9.9%
Corbin Capital Partners Group, LLC – 9.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Corbin Opportunity Fund, L.P. – 0
Corbin ERISA Opportunity Fund, Ltd. – 0
Corbin Capital Partners, L.P. – 0
Corbin Capital Partners Group, LLC – 0

(ii) Shared power to vote or to direct the vote

Corbin Opportunity Fund, L.P. – 990,000
Corbin ERISA Opportunity Fund, Ltd. – 495,000
Corbin Capital Partners, L.P. – 1,485,000
Corbin Capital Partners Group, LLC – 1,485,000

(iii) Sole power to dispose or to direct the disposition of

Corbin Opportunity Fund, L.P. – 0
Corbin ERISA Opportunity Fund, Ltd. – 0
Corbin Capital Partners, L.P. – 0
Corbin Capital Partners Group, LLC – 0

(iv) Shared power to dispose or to direct the disposition of

Corbin Opportunity Fund, L.P. – 990,000
Corbin ERISA Opportunity Fund, Ltd. – 495,000
Corbin Capital Partners, L.P. – 1,485,000
Corbin Capital Partners Group, LLC – 1,485,000

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2020

Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its investment manager

	By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Erisa Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its investment manager

	By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners, L.P.

	By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners Group, LLC

	By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Person